Exhibit 3.3

LIMITED LIABILITY COMPANY AGREEMENT

OF

DUANE READE INTERNATIONAL, LLC,

A DELAWARE LIMITED LIABILITY COMPANY

Duane Reade Inc. (the “Member”) hereby declares the following to be the Limited Liability Company Agreement (the “Agreement”) of Duane Reade International, LLC (the “LLC”):

Section 1. Name. The name of the limited liability company is Duane Reade International, LLC.

Section 2. Purpose and Powers. The purpose of the LLC is to engage in any activity for which limited liability companies may be organized in the State of Delaware. The LLC shall possess and may exercise all of the powers and privileges granted by the Delaware Limited Liability Company Act, 6 Del. C. Sections 18-101, et seq. (the “Act”), or by any other law or by this Agreement, together with any powers incidental thereto, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the LLC.

Section 3. Registered Office. The registered office of the LLC required by the Act to be maintained in the State of Delaware shall be the office of the initial registered agent named in the Certificate of Formation (the “Certificate”) filed pursuant to the Act or such other office (which need not be a place of business of the LLC) as the Member may designate from time to time in the manner provided by law.

Section 4. Registered Agent. The registered agent of the LLC in the State of Delaware shall be the initial registered agent named in the Certificate or such other person or persons as the Member may designate from time to time in the manner provided by law.

Section 5. Admission of Member. Simultaneously with the execution and delivery of this Agreement and the filing of the Certificate with the Office of the Secretary of State of the State of Delaware, Duane Reade Inc. is admitted as the sole Member.

Section 6. Interest. The LLC shall be authorized to issue Limited Liability Company Interests (as defined in the Act) (the “Interest”). The holder of an Interest shall have all rights and benefits to which the holder may be entitled in this Agreement, together with all obligations of such person to comply with the terms and provisions of this Agreement.

Section 7. Tax Characterization. It is intended that the LLC be treated as a disregarded entity for federal and all relevant state tax purposes unless and until an election is made pursuant to Section 301.7701-3 of the Federal Income Tax Regulations to treat the LLC otherwise. All provisions of the Certificate and this Agreement are to be construed so as to preserve that tax status under those circumstances.

Section 8. Management. The management of the LLC shall be vested in a Board of Managers (individually, a “Manager” and collectively, the “Board”) elected by the Member, which shall have full, exclusive, and complete discretion, power, and authority, subject in all cases to the other provisions of this Agreement and the requirements of applicable law, to manage, control, administer, and operate the business and affairs of the LLC for the purposes stated herein, and to make all decisions affecting such business and affair. Notwithstanding any provision of this Agreement to the contrary, any contract, agreement, deed, lease, note or other document or instrument executed on behalf of the LLC by the Board shall be deemed to have been duly executed by the LLC and third parties shall be entitled to rely upon the Board’s power to bind the LLC without otherwise ascertaining that the requirements of this Agreement have been satisfied. The initial Board of the LLC shall consist of the following individuals: (1) Joseph C. Magnacca; (2) Phillip A. Bradley; (3) Charles R. Newsom; and (4) Michael S. Green. The Member, at any time and from time to time and for any reason, may remove any Manager then acting and elect a new Manager. If any Manager resigns, dies, or is otherwise removed as a Manager, then the Member may elect a new Manager.

Section 9. Transfers. The Member may assign, sell, exchange, pledge, encumber, gift, transfer or otherwise dispose of all or any part of its Interest at any time. No person shall be admitted to the LLC as an additional member without the written consent of the Member, which consent may be withheld in the Member’s sole and absolute discretion.

Section 10. Distributions Upon Dissolution. Upon the occurrence of an event set forth in Section 11 hereof, the Member shall be entitled to receive, after paying or making reasonable provision for all of the LLC’s creditors to the extent required by Section 18-804 of the Act, the remaining funds of the LLC.

Section 11. Dissolution. The LLC shall dissolve, and its affairs shall be wound up, upon the earliest to occur of (a) the decision of the Member, or (b) an event of dissolution of the LLC under the Act.

Section 12. Limited Liability. The Member shall have no liability for the obligations of the LLC except to the extent required by the Act. To the maximum extent permitted by the Act and other applicable law, the Member: (a) shall not be subject to any fiduciary or other duties to the LLC, and (b) shall not be liable to the LLC for any action or omission concerning the LLC or otherwise.

Section 13. Indemnification. To the maximum extent permissible under the Act, the LLC shall indemnify any person who was or is a party to any proceeding, including a proceeding brought by the Member in the right of the LLC or brought by or on behalf of the Member of the LLC, by reason of the fact that such person is or was a Member or Manager of the LLC, or is or was serving at the request of the LLC as a manager, director, trustee, partner or officer of another limited liability company, corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability and reasonable expenses (including reasonable attorneys’ fees) incurred by such person in connection with such proceeding unless he or she has engaged in gross negligence, willful misconduct or recklessness.

Section 14. Amendment. This Agreement may be amended only in a writing signed by the Member.

Section 15. Governing Law. This Agreement shall be governed by and construed under the laws of the State of Delaware.

Section 16. Severability. Except as otherwise provided in the succeeding sentence, every term and provision of this Agreement is intended to be severable, and if any term or provision of this Agreement is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the legality or validity of the remainder of this Agreement. The preceding sentence shall be of no force or effect if the consequence of enforcing the remainder of this Agreement without such illegal or invalid term or provision would be to cause any party to lose the benefit of its economic bargain.

IN WITNESS WHEREOF, the undersigned has caused this Limited Liability Company Agreement to be executed as of the 23rd day of July, 2009.

MEMBER:

Duane Reade Inc.

By:	/s/ JOHN HENRY
Name:	John Henry
Title:	Senior Vice President and Chief Financial Officer